SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For January 28, 2026

Commission File Number 001-33463

______________________

ASML Holding N.V.

De Run 6501
5504 DR Veldhoven
The Netherlands
(Address of principal executive offices)
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS 99.1 AND 99.3 TO THIS REPORT ON FORM 6-K ARE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-203390), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-219442), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-227464) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-291580) OF ASML HOLDING N.V. AND IN THE OUTSTANDING PROSPECTUSES CONTAINED IN SUCH REGISTRATION STATEMENTS.

Exhibits

99.1    “ASML reports €32.7 billion total net sales and €9.6 billion net income in 2025. ASML expects 2026 total net sales to be between €34 billion and €39 billion, with a gross margin between 51% and 53%", press release dated January 28, 2026

99.2    “ASML reports €32.7 billion total net sales and €9.6 billion net income in 2025. ASML expects 2026 total net sales to be between €34 billion and €39 billion, with a gross margin between 51% and 53%", presentation dated January 28, 2026
99.3    Summary US GAAP Consolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    ASML HOLDING N.V. (Registrant)

Date: January 28, 2026    By:    /s/ Christophe D. Fouquet
        Christophe D. Fouquet
        Chief Executive Officer